SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                            (Amendment No. 1){1}


                              @Entertainment, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                  045920 10 5
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                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 January 27, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box  /    /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on the following pages)
                              (Page 1 of 4 Pages)


**FOOTNOTES**

     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.  045920 10 5                13D                   Page 2 of 4 Pages


  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Arnold L. Chase

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           PF

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

                  7    SOLE VOTING POWER
  NUMBER OF            223,000 shares (See Item 5)
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          9,703,000 shares (See Item 5)
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               223,000 shares (See Item 5)

                 10    SHARED DISPOSITIVE POWER
                       9,703,000 (See Item 5)

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,926,000 shares (See Item 5)

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                          /X/

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           29.5%

 14        TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   AMENDMENT NO 1 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part his Statement on Schedule 13D dated February 11, 1999, with respect to the common stock, par value $.01 per share, of @Entertainment, Inc., a Delaware corporation (the "Company"). The purpose of this amendment is to file an exhibit which was not included in the prior filing. This amendment does not otherwise amend the information previously reported, which has not changed since the prior filing.

Item 7.   Material to be Filed as Exhibits.

     (1) Preference Warrant Agreement, dated as of January 27, 1999, between the Company and Bankers Trust Company.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:     April 7, 1999                /s/ Arnold L. Chase
                                        Arnold L. Chase